CM 3/16

05037024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 213

SEC FILE NUMBER
8- 42373

CM 3/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mogavero, Lee & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/15

OATH OR AFFIRMATION

I, Doreen Mogavero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mogavero, Lee & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mogavero, Lee & Co., Inc.
25 Broad Street, NY, NY 10004

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

****

MOGAVERO, LEE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	12,468
Securities owned, at market		166,795
Receivable from broker, dealer and clearing organization		202,843
Commissions receivable		42,853
New York Stock Exchange membership, contributed for the use of the Company, at market value		1,050,000
Property and equipment, net of accumulated depreciation of $33,037		4,320
Other assets		22,091
	$	1,501,370

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Bank loan payable	$	25,000
Accrued expenses and other payables		117,619
Income taxes payable		2,660
Advances from stockholders		68,800
		214,079
Subordinated liabilities:		
Subordinated loans		100,000
New York Stock Exchange membership, contributed for the use of the Company, at market value		1,050,000
		1,150,000
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, 13.158 shares issued and outstanding		46,500
Additional paid-in capital		127,100
Retained earnings		7,691
		181,291
Notes receivable, stockholders'		(44,000)
		137,291
	$	1,501,370

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Mogavero, Lee & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

New York Stock Exchange Membership:

The Exchange membership, contributed for the use of the Company under a use and proceeds agreement, is valued at market value, using the last consummated sale price at December 31, 2004. A corresponding liability, which is subordinated, to the contributing stockholder-member has been established.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from 3 to 5 years.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the future benefit expected to arise as a result of a net operating loss carryforward.

3. SECURITIES OWNED, AT MARKET:

Securities owned, at market, consist of a short term income fund.

4. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

5. BANK LOAN PAYABLE:

On August 16, 2004, the Company entered into a loan agreement with a bank which provided for a loan facility up to $125,000. At December 31, 2004, the Company had $25,000 outstanding against the facility.

The loan bears interest at prime plus 1.5% per annum and is payable monthly. The interest rate at December 31, 2004 was 6.75% per annum.

The loan is secured by all assets, personal property and fixtures of the Company. In addition, the stockholders have personally guaranteed the loan.

The loan was to mature on February 2, 2005; however, the Company paid the remaining outstanding balance on January 3, 2005.

6. SUBORDINATED BORROWINGS:

The borrowings under subordination agreements with stockholders at December 31, 2004 are as follows:

Cash subordination agreements:

Maturity Date	Rate	Principal
May 30, 2005	8%	$ 80,000
May 30, 2005	8%	20,000
		$ 100,000

The borrowings are both subject to automatic rollover provisions.

The cash subordinated borrowings are available in computing net capital under the Securities and Exchange Commission uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. NOTES RECEIVABLE, STOCKHOLDERS:

The Company issued 3.158 shares of its no par value common stock for $44,000 as follows:

Origination Date	Number of Shares	Principal
January 1, 1995	2.500	$ 19,000
April 25, 2002	.658	25,000
	3.158	$ 44,000

The notes are non-interest bearing and due on demand.

8. INCOME TAXES:

The Company has a net operating loss carryforward in the approximate amount of $229,000, which is available to offset future taxable income, expiring on December 31, 2023. During the current year, the Company utilized approximately $77,000 of its net operating loss carryforwards resulting in a deferred tax benefit of $2,050.

Deferred taxes are a result of the future benefit expected to arise as a result of a net operating loss carryforward. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near term utilization of such benefit.

The deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 6,100
Valuation allowance	(6,100)
Net deferred tax asset	$ -0-

9. LEASES:

The Company leases two seats on the New York Stock Exchange. The lease payments, which are guaranteed by the Company, are as follows:

Expiration Date	Annual Lease Payments
May 22, 2005	$ 190,000
December 24, 2005	70,000

Additionally, the Company leases office space under an operating lease expiring on December 31, 2005. Future annual minimum lease payments are $74,340.

10. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $100,000. This deposit is included in receivable from broker, dealer and clearing organization and securities owned, at market.

11. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital, as defined, of $195,868 which was $180,152 in excess of its required net capital of $15,716. At December 31, 2004, the Company had aggregate indebtedness of $235,746. The ratio of aggregate indebtedness to net capital was 1.20 to 1.

12. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with its clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill their contractual obligations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2004, the Company's cash in bank did not exceed the insured limitations.

13. 401(k) PLAN:

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

* *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mogavero, Lee & Co., Inc.

We have audited the accompanying statement of financial condition of Mogavero, Lee & Co., Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mogavero, Lee & Co., Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 14, 2005